UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, November 26th, 2010

To:

BUENOS AIRES STOCK EXCHANGE

ARGENTINE SECURITIES COMISSION

Your Offices

Ref.: Investment Agreement regarding an
exploitation block known as “Rincón del
Mangrullo”

Dear Sirs,

In my capacity as Responsible for Market Relations for Pampa Energía S.A. (“Pampa” or the “Company”), I address the Argentine Securities Commission and the Buenos Aires Stock Exchange in relation to the relevant event published in November 19, 2009 about the offer from YPF S.A. (“YPF”) accepted by Petrolera Pampa S.A. (“PEPASA”), a company controlled by Pampa, to enter into an investment agreement (the “Agreement”) regarding the exploitation block known as “Rincon del Mangrullo” located in the Province of Neuquén (the “Area”) over which YPF holds an Exploitation Concession.

We remind you that, subject to the fulfillment of certain precedent conditions during a period of one year since the Agreement’s signature date (the “Term”), PEPASA would have carried out investments in the Area up to a maximum of US$ 29,000,000 in exchange for the cession by YPF of certain rights and obligations, including the right over 50% of the hydrocarbon production obtained from the geological formations in the Area subject to the Agreement.

In that sense, and as a result of the lack of response to our request for a postponement of the Term for the fulfillment of the precedent conditions, the Agreement has expired.

Lastly, I take the opportunity to inform that the Company has ensured the natural gas supply of Central Térmica Loma de la Lata, which was inaugurated yesterday, through gas supply contracts under the Gas Plus program entered into with Apache Argentina S.R.L. and Pan American Energy Argentine Branch, among other companies.

Kind Regards,

_______________

Romina Benvenuti

Responsible for Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.